EXHIBIT 99.4




                        CRUSADE GLOBAL TRUST NO.1 OF 1999



                                FINANCIAL REPORT



                               FOR THE YEAR ENDED
                                30 SEPTEMBER 2000

CRUSADE GLOBAL TRUST NO.1 OF 1999
PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2000



                                   Notes       30 Sep 2000        30 Sep 1999
                                                  $                   $
Investment Income
Interest Received                    2         103,221,542           2,256,043
Fees Received                                    1,407,916              34,095
Other                                              292,789                   -
                                           ----------------    ----------------
                                               104,922,247           2,290,138
                                           ----------------    ----------------

Operating Expenses
Interest Paid                        2          84,799,552           1,833,520
Custodian Fees                       9             212,877               5,026
Servicing Fees                       9           5,676,730             134,032
Manager Fees                         9           1,277,265              30,157
Trustee Fees                         9             427,710              10,723
Other Expenses                                     128,750               4,542
                                           ----------------    ----------------
                                                92,522,884           2,018,000
                                           ----------------    ----------------
Excess Available Income                         12,399,363             272,138
Distributions paid/payable           3          12,399,363             272,138
                                           ----------------    ----------------
Undistributed Income                                     -                   -
                                           ================    ================



The profit and loss statement is to be read in conjunction with the notes to the financial statements set out on pages 4 to 11.

CRUSADE GLOBAL TRUST NO.1 OF 1999
BALANCE SHEET
AS AT 30 SEPTEMBER 2000
                                   Notes       30 Sep 2000       30 Sep 1999
                                                  $                   $
Current Assets
Cash                                 4          77,143,299          29,437,106
Receivables                          5         227,840,767           4,001,232
                                           ----------------    ----------------
Total Current Assets                           304,984,066          33,438,338
                                           ----------------    ----------------

Non-Current Assets
Investments                          6       1,098,767,869       1,516,457,905
                                           ----------------    ----------------
Total Non-Current Assets                     1,098,767,869       1,516,457,905
                                           ----------------    ----------------
Total Assets                                 1,403,751,935       1,549,896,243
                                           ----------------    ----------------

Current Liabilities
Creditors and Accruals               7          21,550,966           6,445,616
                                           ----------------    ----------------
Total Current Liabilities                       21,550,966           6,445,616
                                           ----------------    ----------------

Non-Current Liabilities
Foreign Currency Swap Payable                            -          12,910,066
Mortgage Backed Notes                        1,382,200,959       1,530,540,551
                                           ----------------    ----------------
Total Non-Current Liabilities                1,382,200,959       1,543,450,617
                                           ----------------    ----------------
Total Liabilities                            1,403,751,925       1,549,896,233
                                           ----------------    ----------------
Net Assets                                              10                  10
                                           ================    ================


Unitholder's Funds
Unit on Issue                        8                  10                  10
                                           ----------------    ----------------
Total Unitholder's Funds                                10                  10
                                           ================    ================


The balance sheet is to be read in conjunction with the notes to the financial statements set out on pages 4 to 11.

CRUSADE GLOBAL TRUST NO.1 OF 1999
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2000



                                                                                    For the period
                                                                                      23 Sep 1999
                                                                                          to
                                                        Notes       30 Sep 2000      30 Sep 1999
                                                                       $                  $

                                                                    Inflows /           Inflows /
                                                                   (Outflows)          (Outflows)
Cash Flows from Operating Activities
Interest Received                                                   100,539,384           2,414,831
Fees Received                                                         1,407,916              34,095
Interest Paid                                                       (76,079,340)                  -
Fees & Expenses Paid                                                 (6,865,361)                  -
Distributions Paid                                                   (6,872,196)                  -
                                                                ----------------    ----------------
Net Cash provided by Operating Activities               10(a)        12,130,403           2,448,926
                                                                ----------------    ----------------


Cash Flows from Investing Activities
Proceeds from Loan Repayments net of Redraws                        417,982,825           9,412,508
Purchase of Loans Secured by Mortgage                                         -      (1,525,874,955)
                                                                ----------------    ----------------
Net Cash provided by/ (used in) Investing Activities               417,982,825      (1,516,462,447)
                                                                ----------------    ----------------


Cash Flows from Financing Activities
Proceeds from Issue of Unit                                                   -                  10
Proceeds from the Issue of Mortgage Backed Notes                              -       1,543,450,617
Repayments of Mortgage Backed Notes                                (382,407,035)                  -
                                                                ----------------    ----------------
Net Cash (used in) / provided by Financing Activities              (382,407,035)      1,543,450,627
                                                                ----------------    ----------------
Net Increase in Cash Held                                            47,706,193          29,437,106
Cash at the Beginning of the Financial Period                        29,437,106                   -
                                                                ----------------    ----------------
Cash at the End of the Financial Period                 10(b)        77,143,299          29,437,106
                                                                ================    ================




The statement of cash flows is to be read in conjunction with the notes to the financial statements set out on pages 4 to 11.


CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000

    1.      STATEMENT OF ACCOUNTING POLICIES
            The significant accounting policies which have been adopted in the preparation of this financial report are:

     (a)    Basis of Preparation
            This financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Law so far as they relate to trusts and the provisions of the Trust Deed.

            The financial report has been prepared on the basis of historical cost and does not take into account changing money values except where stated.

            The trust was constituted on 23rd September 1999, consequently the comparative numbers are for the period 23 September 1999 to 30 September 1999.

            Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

     (b)    Income Tax
            The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust which is taxable in its hands. Accordingly, no provision for income tax has been made in the Trust's financial statements.

     (c)    Investments
            Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance plus premium and adjusted by any specific provision for doubtful debts. The difference between the cost and the market value of the investments on the day of purchase is accounted for as premium.

     (d)    Mortgage Backed Notes
            Mortgage Backed Notes held in foreign currencies are shown in the financial statements at the exchange rate prevailing at balance date. The Notes are recorded net of repayments. Unrealised profits and losses arising from these revaluations are recognised in the Profit and Loss Statement. These profits/losses are offset by the revalued foreign currency hedge therefore having nil effect on the Profit and Loss.

     (e)    Interest Payable on Mortgage Backed Securities
            Interest payments due in foreign currencies are hedged by a Currency Swap. Therefore these payments do not expose the Trust to any foreign currency fluctuation risk.

     (f)    Cash
            For the purpose of the statement of cash flows, cash includes cash on hand and deposits held at call with banks.

     (f)    Revenue Recognition
            Interest income is recognised as it accrues. Fee income is also recognised on an accrual basis.

     (g)    Premium/Discount
            Premiums and discounts on Loans Secured by Mortgage are taken to the profit and loss statement in the period in which the loan discharges and recognised as profit or loss on discharges.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000                              For the period
                                                                  23 Sep 1999
                                                                      to
                                              30 Sep 2000         30 Sep 1999
2.  OPERATING PROFIT                              $

   Operating profit has been determined after:

  Interest Received
   - Other Persons                               95,967,012           2,176,593
   - Related Parties                              7,254,530              79,450

  Interest Expense
   - Other Persons                               84,799,552           1,833,520

        Auditors Remuneration                         7,500               5,000


3.  DISTRIBUTIONS
    Distributions Paid During the Year            6,872,196                   -
    Movement in Accrued Distributions             5,527,167             272,138
                                             ----------------    ---------------
                                                 12,399,363             272,138
                                             ================    ===============


4.  CASH
    Cash at Bank                                   3,236,599           1,235,695
    Liquidity Deposit                              2,797,810           3,837,319
    Deposits at call                              71,108,890          24,364,092
                                             ----------------    ---------------
                                                  77,143,299          29,437,106
                                             ================    ===============


5.  RECEIVABLES
    Accrued Interest  - Bank Deposits                291,359               9,652
              - Swaps                              3,154,700             208,491
              - Loans Seured by Mortgage           3,237,331           3,783,089
    Foreign Currency Swap  Receivables           221,157,377                   -
                                              ----------------    --------------
                                                 227,840,767           4,001,232
                                              ================    ==============


6. INVESTMENTS
   Non-Current
   Loans Secured by Mortgage                  1,101,402,740       1,519,385,565
   Discount on Loans Secured by Mortgage         (2,634,871)         (2,927,660)
                                            ----------------    ----------------
                                              1,098,767,869       1,516,457,905
                                            ================    ================

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000
                                                                For the period
                                                                   23 Sep 1999
                                                                       to
                                              30 Sep 2000       30 Sep 1999
                                                   $                   $
7.  CREDITORS AND ACCRUALS

    Accrued Expenses                               1,037,909             179,938
    Distributions Payable                          5,799,305             272,138
    Interest Payable  - Mortgage Backed Notes     12,668,268           1,970,611
                      - St.George Bank             2,045,484           4,022,929
                                            ----------------    ----------------
                                                  21,550,966           6,445,616
                                            ================    ================



8.  TRUST UNITS

    In accordance with clauses 3.1(b)
    and 3.2(a) (ii) of the
    Trust Deed, one unit was issued by
    the Trustee to the Manager in
    exchange for $10 to create the Trust.                10                  10
                                            ================    ================



9.  RELATED PARTY INFORMATION

    In Accordance with the Trust Deed and the Supplementary
    Terms Notice, the transactions with the following related parties are set out below:

    i) Expenses - paid/payable:

    Crusade Management Limited -
    Manager Fee Calculated on the aggregate
    outstanding principal of the
    loans on the first day of each
    Quarterly Collection Period
    at the rate of 0.09% payable
    quarterly in arrears.                         1,277,265            30,157
                                                ================ ===============

    AXA Trustees  Limited - Trustee Fee
    Calculated on the aggregate
    outstanding principal of the
    loans on the first day of each
    Quarterly Collection Period
    at the rate of 0.03% pa payable
    quarterly in arrears.                         427,710              10,723
                                                ================   =============

    St.George Bank Limited -
    Servicing Fee Calculated on the
    aggregate outstanding principal
    of the loans on the first day of
    each Quarterly Collection Period
    at the rate of 0.40% pa payable
    quarterly in arrears.                         5,676,730             134,032
                                               ================    =============

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
THE YEAR ENDED 30 SEPTEMBER 2000
                                                                 For the period
                                                                   23 Sep 1999
                                                                       to
                                                  30 Sep 2000      30 Sep 1999
                                                      $                   $
9.      RELATED PARTY INFORMATION (continued)

        St.George Custodial Pty Limited
        - Custodian Fee Calculated on the
        aggregate outstanding principal of the
        loans on the first day of each
        Quarterly Collection Period
        at the rate of 0.015% pa payable
        quarterly in arrears.                     212,877               5,026
                                              ================    ==============


        ii) Receipts - received/receivable:


        St.George Bank Limited - Basis
        Swap Interest  In accordance with
        the Trust Deed, the Trust has entered
        into a basis swap support facility
        with St.George Bank Limited.
        The net amount received /
        receivable during the financial
        period was:                               7,254,530             71,400
                                              ================    ==============

        St.George Bank Limited -
        Interest on Cash Deposits
        The Trust invested funds with
        St.George Bank Limited. The
        interest received from the
        investment during the financial
        period was:                                    -                8,050
                                              ================    ==============


10.     STATEMENT OF CASH FLOWS

        (a) Reconciliation of net cash provided by Operating Activities to Operating Profit

            Operating Profit after Income Tax

            (Increase) in
             Interest Receivable                  (2,682,158)        (4,001,232)
            Increase in Creditors
             and Accruals                         15,105,350           6,445,616
            (Profit)/Loss on Discharges                                (292,789)
                                              ---------------    ---------------
            Net Cash provided by
            Operating Activities                  12,130,403           2,448,926
                                             ================    ===============

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000
                                                                For the period
                                                                 23 Sep 1999
                                                                       to
                                                    30 Sep 2000     30 Sep 1999
                                                        $                 $
10.  STATEMENT OF CASH FLOWS  (continued)

     (b) Reconciliation of Cash

     Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the Balance Sheet as follows:

     Cash                                         77,143,299         29,437,106
                                                 ==============    =============

11.     SUPPORT FACILITIES

        In accordance with the Information Memorandum the Trust had the following support facilities during the financial period:

        Mortgage Insurance Policy
        The Trustee has been insured against losses in respect of the Purchased Mortgages. Insurance has been placed with Housing Loans Insurance Corporation Pty Ltd.

        Liquidity Reserve
        The Trustee maintains a liquidity account with St. George Bank Limited, which is reduced each quarter to equal 0.25% of the aggregate principal outstanding of the Loans Secured By Mortgages.

        Redraw Facility
        The Trustee maintains a Redraw Facility with St.George Bank Limited.
        The Redraw Limit is equal to 2% of the aggregate amount of Mortgage Backed Notes and is adjusted on each anniversary of the redraw facility.

        Basis Swap and Standby Basis Swap
        The Trustee maintains a Basis Swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the Loans Secured by Mortgages and the floating rate obligations of the Mortgage Backed Notes. The Basis Swap will also cover the Purchased Mortgages which convert from a fixed rate of interest to a variable interest rate. The Trustee also maintains a Standby Basis Swap with the Sydney Branch of Deutsche Bank AG The terms of the Basis Swap allow for netting of swap payments.

        Foreign Currency Swap
        The Trustee entered into a Currency Swap with the Currency Swap Provider Bankers Trust Corporation, New York, to hedge its foreign currency exposure.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000

12.      ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Terms, Conditions and Accounting Policies
The terms and conditions of each class of financial instrument, recognised and unrecognised are as follows:


Financial Instrument          Accounting Policies                Terms and Conditions

Financial Asset
Cash                     Cash deposits are stated at           Cash is held under normal
                         their nominal amount.  Interest       commercial terms.
                         derived from such accounts is
                         recognised as income when earned.


Receivables              Amounts receivable are carried at     Interest due on loans and
                         nominal amounts due less any          deposits at the bank are
                         provision for doubtful debts.         settled within 30 days.


Investments              Investments are recorded at the       Investments are held under
                         recoverable amount represented by     normal investment terms.
                         the gross loan balance plus           The investments are subject
                         premium and adjusted by any           to variable and fixed interest
                         specific provision for doubtful       rates.
                         debts.


Financial Liabilities

Creditors and Accruals   Liabilities are recognised for        Expenses incurred and the
                         amounts to be paid in the             distribution payable are
                         future for services rendered.         settled quarterly.  The
                                                               foreign currency swap
                                                               payable is due when the
                                                               notes mature in February 2030.


Mortgage Backed Notes    Mortgage Backed Notes are shown       Repayments on the principal
                         at the exchange rate prevailing       of the mortgage backed notes
                         at balance date. Unrealised           are paid quarterly. These
                         profits and losses arising from       notes mature in February 2030.
                         these revaluations are recognised
                         in the profit and loss statement
                         and are offset by the revalued
                         foreign currency hedge.

Financial Equity

Trust Unit               The trust unit is shown in the        In accordance with clauses
                         financial statements at the issue     3.1(b) and 3.2(a) (ii) of
                         price.                                the Trust Deed, one unit was
                                                               issued by the Trustee to the
                                                               Manager in exchange for $10
                                                               to create the trust.




CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000


12.     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE




(b) The Trust's exposure to interest rate risk and the effective intererst rates of financial assets and liabilities, both recognised and unrecognised at the balance date, are as follows:





--------------------------------------------------------------------------------------------------
                  Floating              Fixed interest rate                Non
Financial           Rate         1 to 3       3 mths        1 to 5       Interest
Instruments       Interest        mths       to 1 year      years        Bearing         Total
                     $             $             $            $             $              $
---------------------------------------------------------------------------------------------------

As at 30 September 2000
Financial Assets
Cash               73,906,700                                             3,236,599       77,143,299
Receivables                                                             227,840,767      227,840,767
Investments       825,872,782   13,478,900    83,808,642  178,242,416                  1,101,402,740
Discount                                                                 (2,634,871)      (2,634,871)
               ----------------------------------------------------------------------------------------
Total Assets      899,779,482   13,478,900    83,808,642  178,242,416   228,442,495    1,403.751,935
               ========================================================================================
Financial Liabilities
Creditors and
Accruals                                                                 21,550,966       21,550,966
Mortgage
Backed Notes                   1,382,200,959                                           1,382,200,959
               ----------------------------------------------------------------------------------------
                            -  1,382,200,959           -                 21,550,966    1,403,751,925
               ========================================================================================

Interest Rate
Swap           (1,146,263,736) 1,146,263,736           -            -             -            -
               =======================================================================================

As at 30 September 1999
Financial Assets
Cash               28,201,411                                             1,235,695       29,437,106
Receivables                                                               4,001,232        4,001,232
Investments     1,122,950,231   28,618,185    76,988,801  290,828,348                  1,519,385,565
Discount                                                                 (2,927,660)     (2,927,660)
               ---------------------------------------------------------------------------------------
Total Assets    1,151,151,642   28,618,185    76,988,801  290,828,348     2,309,267   1,549,896,243
               =======================================================================================
Financial Liabilities
Creditors and
Accruals                                                                  6,445,616       6,445,616
Foreign Currency
Swap Payable                                                             12,910,066      12,910,066
Mortgage
Backed Notes                   1,530,540,551                                          1,530,540,551
               ---------------------------------------------------------------------------------------
                            -  1,530,450,551           -            -    19,355,682   1,549,896,233
               =======================================================================================

Interest Rate
Swap           (1,528,798,703) 1,528,798,703           -            -             -            -
               =======================================================================================




CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2000

12.     ADDITIONAL FINANCIAL INSTUMENTS DISCLOSURE (continued)

(c) Net Fair Value of Financial Assets and Liabilities

All financial assets and liabilities are recorded at net fair value in the balance sheet with the exception of the loans which are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans are $1,099,142,476 (1999: $1,516,032,413).

The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

(d) Credit Risk Exposure
The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the balance sheet. The servicer of the Trust, St.George Bank Limited, manages the credit risk on the loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non performance by a counter party. The Trust's exposure to counter party risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

As the Trust's primary reason for holding derivatives is for interest rate hedging purposes, the derivatives have been dealt with financial institutions of investment grade quality. The Trust's credit policy and procedures constantly monitor exposures to counter party risks.

(e) Derivative Financial Instruments

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses swaps as its derivatives.

Swaps
An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payment and receipts on the principal amounts are exchanged periodically throughout the term.

Objectives for Holding Derivative Instruments
Derivatives are held to hedge future interest expense due on the Mortgage Backed Notes and to protect the Trust from fluctuations in exchange rates.

CRUSADE GLOBAL TRUST NO.1 OF 1999
MANAGER'S REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2000


The Manager has prepared the financial report at the direction of the Trustee who is responsible for the financial report.


Principal Activities
The Trust is a special purpose vehicle that holds a portfolio of loans secured by mortgage and has issued mortgage backed securities. The Trust has also entered into swap agreements to manage its exposure to interest rate and foreign exchange risk.


Review of Operations
The distributions paid / payable to the beneficiary of the Trust for the financial year was $12,399,363 (1999: $272,138).


State of Affairs
In the opinion of the Manager there were no significant changes in the state of affairs of the Trust during the financial year.


For and on behalf of the Manager



    /s/  G.M.Bartlett
-----------------------------
Director    G.M.Bartlett
Crusade Management Limited
Dated:      December 21, 2000